SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

THE CATO CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

149205106

(CUSIP Number)

August 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☒ Rule 13d – 1(b)

☐ Rule 13d – 1(c)

☐ Rule 13d – 1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Columbia Wanger Asset Management, LLC 04-3519872
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5% (closing filing)
12	TYPE OF REPORTING PERSON (See Instructions) IA

[1]	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

Item 1(a).	Name of Issuer:

The Cato Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8100 Denmark Rd

Charlotte, NC, 28273

United States

Item 2(a).	Name of Person Filing:

Columbia Wanger Asset Management, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

227 West Monroe Street, Suite 3000, Chicago, IL 60606.

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

149205106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Columbia Wanger Asset Management, LLC is an investment adviser in accordance with rule 13d-1(b)(1)(ii)(E).

Item 4.	Ownership:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Columbia Wanger Asset Management, LLC (CWAM) does not directly own any shares of common stock of the issuer. As the investment adviser of various unregistered and registered investment companies and other managed accounts, CWAM may be deemed to beneficially own the shares reported herein. CWAM disclaims beneficial ownership of any shares reported on this Schedule.

Item 5.	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership or More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2016

Columbia Wanger Asset Management, LLC

By:	/s/ Joseph C. LaPalm
Joseph C. LaPalm
Chief Compliance Officer